Mail Stop 7010
								July 26, 2005



Lee D. Burns, Chief Financial Officer
Servotronics, Inc.
1110 Maple Street
Elma, New York 14059-0300

      Re:	Servotronics, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Form 10-QSB for Fiscal Quarters Ended March 31, 2005
		File No. 1-7109

Dear Mr. Burns:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

MD&A, Liquidity and Capital Resources, page 12

1.		Revise future annual and quarterly filings to disclose
and
discuss changes in cash flows during each period, including the reasons why accounts receivable appear to be increasing at a faster rate than revenues.




Controls and Procedures, page 14

2.		We note your statement that your chief executive officer
and chief financial officer concluded that the "disclosure controls and procedures are adequate to ensure that material information relating to the Company is made known to management by others within the Company." Please be advised that your officers are required to conclude if your disclosure controls and procedures are effective. Please confirm to us that your officer`s have concluded that your disclosure controls and procedures are effective and revise future annual and quarterly filings to clarify their conclusions.

3.		Also, please be advised that if you define disclosure
controls and procedures, you should include a full definition. In this regard, please confirm to us, and revise your disclosure in future annual and quarterly filings, to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that your disclosure controls and procedures are effective, without defining them.

Note 1 - Summary of significant accounting policies, page F-6

4.		We note your accounting policies are "generally"
followed
for valuing inventories, estimating useful lives of depreciable properties, and recognizing revenues. If there are exceptions to your accounting policies, tell us what they are and revise future annual and quarterly filings to disclose them, otherwise delete the terms generally and principally from your policies.

5.		Provide us additional information regarding when and how
you recognize revenue as terms and conditions of purchase orders are met. Tell us the general nature of these terms and tell us the circumstances when these terms are included in purchase orders.
In
addition, based on your disclosures in Business regarding you producing unique products based on specifications provided by customers and operating under long-term contracts, tell us when and how you recognize revenue in each such circumstance.




Form 10-QSB for Fiscal Quarter Ended March 31, 2005

Note 7 - Business segments

6.		Revise future quarterly filings to provide comparative
segment disclosures (i.e. for the period ended March 31, 2004).

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.








      You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709, or me at  (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Lee D. Burns
Servotronics, Inc.
July 26, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE